Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

Year Ended December 31,	2007	2006	2005	2004	2003

Income from continuing operations before income taxes	$1,631	$1,731	$1,793	$2,375	$848

Adjustments:
Loss (income) from equity investee	(5)	1	1	1	4

Income before income taxes, as adjusted	$1,626	$1,732	$1,794	$2,376	$852

Fixed charges included in income:

Interest expense	$122	$104	$105	$107	$111
Interest portion of rental expense	34	34	36	43	54

	156	138	141	150	165

Interest credited to contractholders	7	-	1	446	877

	$163	$138	$142	$596	$1,042

Income available for fixed charges (including interest
credited to contractholders)	$1,789	$1,870	$1,936	$2,972	$1,894

Income available for fixed charges (excluding interest
credited to contractholders)	$1,782	$1,870	$1,935	$2,526	$1,017

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	11.0	13.6	13.6	5.0	1.8

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	11.4	13.6	13.7	16.8	6.2